FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	November 9, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Another Record Quarter of Earnings and Cash Flows

FIRST MAJESTIC SILVER CORP. (FR-T) (the "Company" or “First Majestic”) is pleased to announce the unaudited financial results for the Company's third quarter ending September 30, 2010. The full version of the financial statements and the management’s discussion and analysis can be viewed on the Company's web site at www.firstmajestic.comor on SEDAR at www.sedar.com.

Third Quarter 2010 Highlights ($CAD)		Change from Q3-2009
Gross Revenue	$36.1 million	Up 114%
Net Revenue	$33.5 million	Up 144%
Mine Operating Earnings	$16.9 million	Up 307%
Net Income after Taxes	$10.3 million	Up 458%
Cash Flow Per Share (non-GAAP measure)	$0.17 per share	Up 279%
Earnings Per Share – basic	$0.11 per share	Up 450%
Silver Ounces Produced (excluding equivalent ounces of gold and lead)	1,823,370 ounces Ag	Up 95%
Silver Equivalent Production	1,920,498 eq. oz.	Up 76%
Silver Equivalent Ounces Sold	1,869,393 eq. oz.	Up 84%
Total Cash Costs per Ounce	US$ 7.42	Down 14%
Direct Cash Costs per Ounce	US$ 5.79	Up 4%
Average Revenue per Ounce sold	US$ 18.57	Up 23%
Cash and Cash Equivalents (as at Sept 30th)	$25.5 million	Up $19.6 million

Results of Operations

Consolidated gross revenue (prior to smelting & refining charges, and metal deductions) for the quarter ended September 30, 2010 increased 114% to $36.1 million (US$34.7 million) compared to $16.8 million (US$15.4 million) for the quarter ended September 30, 2009, for an increase of $19.2 million. Compared to the second quarter ended June 30, 2010, consolidated gross revenue increased by $4.3 million or 13%. The increase in revenues in the third quarter of 2010 is primarily attributable to a 15% increase in silver ounces sold compared to the previous quarter. The increase in ounces sold is due to increased production from the plant at the La Encantada Silver Mine as well as from improving operating levels at the La Parrilla Silver Mine which combined to contribute a 95% increase in silver production when compared to the third quarter of 2009.

Net sales revenue (after smelting and refining charges and metals deductions) for the quarter ended September 30, 2010 was $33.5 million, an increase of 144% compared to $13.7 million for the third quarter of 2009. Net sales revenue for the quarter ended September 30, 2010 increased by 16% compared to $29.0 million in the second quarter of 2010. Smelting and refining charges and metal deductions decreased to 7% of gross revenue in the third quarter of 2010 compared to 19%of gross revenue in the third quarter of 2009, due to a shift in the production mix toward silver doré which is a benefit from the new cyanidation plant at La Encantada. Average smelting charges for doré in the third quarter of 2010 were US$0.39 per silver ounce as compared to US$3.84 per silver ounce for concentrates.

Net income after taxes was $10.3 million in the third quarter of 2010 resulting in basic earnings per common share (“EPS”) of $0.11, compared to a net income in the third quarter of 2009 of $1.8 million or an EPS of $0.02. Net income for the third quarter of 2010 was after taking a non-cash future income tax provision of $3.5 million or $0.04 per share and a foreign exchange loss (due to a stronger Peso) which increased by $1.0 million or $0.01 per share over the previous quarter, when net income after taxes was $8.9 million and basic EPS was $0.10.

Mine operating earnings for the third quarter of 2010 increased by 307% to $16.9 million, compared to mine operating earnings of $4.1 million for the third quarter of 2009, and are associated with an increase in net revenue during the third quarter of 2010. When compared to the second quarter of 2010, mine operating earnings increased by 29% from $13.1 million to $16.9 million.

Operating income increased by 617%, or $11.8 million, to $13.8 million for the quarter ended September 30, 2010, from $1.9 million for the quarter ended September 30, 2009, due to the 84% increase in ounces sold and the 23% increase in average US$ revenue per ounce of silver sold. When compared to the second quarter of 2010, operating income increased by 38% from $10.0 million to $13.8 million.

Production of silver, excluding any equivalents from gold, lead or zinc, increased 95% compared to the third quarter of 2009. The Company produced 1,823,370 ounces of silver in the current quarter, 1,538,798 ounces of silver in prior quarter and 935,996 ounces in the third quarter of 2009. In the current quarter, 95% of First Majestic’s revenue resulted from the sale of pure silver making it the purest silver producer relative to its peers.

Total silver equivalents production for the third quarter of 2010 increased 76% from the same quarter of the prior year and 16% from the prior quarter to 1,920,498 ounces of silver equivalents consisting of 1,823,370 ounces of silver, 323 ounces of gold, 1,248,086 pounds of lead and 228,517 pounds of zinc. This compares to the 1,089,481 ounces of silver equivalents produced in the third quarter of 2009, which consisted of 935,996 ounces of silver, 732 ounces of gold, 1,690,354 pounds of lead, and 8,913 pounds of zinc and compares with production in the previous quarter of 1,656,165 ounces of silver equivalents consisting of 1,538,798 ounces of silver, 541 ounces of gold and 1,494,548 pounds of lead.

In the third quarter of 2010, the Company sold 1,869,393 ounces of silver equivalent at an average price of $19.30 per ounce (US$18.57) compared to 1,018,417 ounces in the third quarter of 2009 at an average price of $16.54 per ounce (US$15.07), representing an increase of 84% in shipments over the same quarter in 2009 and a 15% increase over the preceding quarter. The average trading price for silver in the third quarter was US$18.96.

The new La Encantada cyanidation plant achieved average throughput of 3,477 tonnes per day in the third quarter compared to 2,900 tonnes per day in the second quarter. The La Encantada plant produces silver doré bars which are 93-97% silver with small amounts of lead, gold and other metals making up the balance of the contents in these bars. The economic differences between doré and concentrate production are significant and are beginning to reflect in improved financial numbers. The economics of switching from concentrate production to doré production resulted in a 56% savings of smelting and refining costs per silver ounce for consolidated operations in the third quarter of 2010 compared to the third quarter of 2009.

Total cash costs per ounce (including smelting, refining, metal deductions, transportation and other selling costs, and byproduct credits, which is a non-GAAP measure) for the third quarter of 2010 was US$7.42 per ounce of silver compared to US$8.64 per ounce of silver in the third quarter of 2009 and US$8.20 per ounce in the second quarter of 2010. The cost decrease was attributed to reduced smelting & refining costs (US$1.34 per ounce this quarter versus US$3.08 per ounce for the same quarter last year) related to the converting the production at La Encantada plant to doré production instead of concentrate production.

On a year to date basis, the Company’s cash position has increased by $19.6 million to $25.5 million at the end of the third quarter, and working capital increased by $19.3 million to $24.1 million over the same period. The Company achieved these increases while also investing $11.6 million in plant and equipment and $10.0 million in its mineral properties. In addition, in September and October the Company repaid in advance 100% of the $4.1 million balance of the FIFOMI loans outstanding leaving the Company debt free, excluding the small prepayment facility and capital leases.

In Summary

First Majestic has delivered another quarter of strong operating results thanks to the additional production, earnings and cash flow from operations including the new plant at the La Encantada Silver Mine, which have also come at a time when there’s been a significant increase in the price of silver, which combined, have had an extremely positive impact on the Company’s balance sheet on a year to date basis.

“These are clearly very exciting times in the silver commodity markets and a very exciting time for the Company to be reaping the rewards of over six years of hard work, and which have delivered increased capacities into a very buoyant market. We will continue to focus on the fundamentals of minimizing cash costs and increasing production as we grow First Majestic into a senior silver producer” commented Keith Neumeyer, President and CEO of First Majestic.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website atwww.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.